Legg Mason Partners Variable Equity Trust
Legg Mason ClearBridge Variable Equity Income Builder
Portfolio
Sub-item 77M



LEGG MASON CLEARBRIDGE VARIABLE EQUITY INCOME BUILDER POTRFOLIO a series of LEGG MASON PARTNERS VARIABLE EQUITY TRUST

       Legg Mason ClearBridge Variable Equity Income Builder Portfolio, pursuant to the Agreement and Plan of Reorganization, acquired the assets and liabilities of Legg Mason ClearBridge Variable Dividend Strategy Portfolio, effective April 29, 2011.